The Standard (Tuesday, 6th April. 2004)

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION

On 30 January 2003, TVB announced that LYP and ERA had entered into an agreement for the provision of satellite equipment and technical services by LYP to ERA and the provision of satellite relay program services by ERA to LYP in Taiwan. On 30 March 2004, LYP and ERA entered into an agreement to renew the arrangement on the same terms and conditions for one year from 1 January 2004. Under the Agreement, the monthly fees payable by ERA is NT$3,000,000 (approximately HK$682,200) while the monthly fees payable by LYP is NT$1,500,000 (approximately HK$341,100).

As ERA is a connected person of TVB, the entry into the Agreement constituted connected transaction of TVB under the Listing Rules.

Details of the Agreement will be included in the next published annual report and accounts of TVB.

THE TRANSACTON

On 30 January 2003, Television Broadcasts Ltd. ("TVB') announced that Liann Yee Production Co., Ltd. ("LYP") and Era Communications Co., Limited ("ERA") had entered into an agreement for the provision of satellite equipment and technical services by LYP to ERA and the provision of satellite relay program services by ERA to LYP in Taiwan. This service arrangement had been in place between LYP and ERA since 28 October 2000. On 30 March 2004, the parties entered into an agreement to renew the same for one year commencing from 1 January 2004 on the same terms and conditions ("the Agreement").

After arm's length negotiation, LYP will provide ERA with satellite equipment and technical services at a fixed fee of NT$3,000,000 (approximately HK$682,200) per month whereas ERA will provide LYP with uplink and satellite transmission services at a fixed fee of NT$1,500,000 (approximately HK$341,100) per month under the Agreement. The aforesaid fees are comparable to the quotes obtained by LYP from an independent third party which provides similar services. All amounts payable under the Agreement include 5% sales tax and are payable by the payee on a monthly basis.

The above Hong Kong dollars equivalent amounts are calculated based on the exchange rate of HK$0.2274 = NT$1.

REASONS FOR THE AGREEMENT

As the services provided by LYP and ERA is satisfactory to ERA and LYP respectively, the parties acknowledged that it would be of mutual benefit if the arrangement were to continue so as to utilize the resources and assets of the respective parties. The entry into the Agreement is on normal commercial terms and in the ordinary and usual course of business.

PRINCIPAL ACTIVITIES OF TVB, LYP AND ERA

TVB and its subsidiaries ("Group") are principally engaged in television broadcasting, programme licensing and production, animation production, magazine publishing and other broadcasting related activities. LYP is principally engaged in the business of television programming, production and television channel transmission and operation. ERA is in the business of film distribution, television programme production and channel transmission and operation.

IMPLICATIONS UNDER THE LISTING RULES

LYP is a 70% non-wholly owned subsidiary of TVB. As ERA holds the remaining 30% of interest in LYP, ERA is a substantial shareholder of LYP and ERA is accordingly a connected person to TVB as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") and the entry into the Agreement constituted connected transaction to TVB.

As the revenue receivable by LYP from ERA and the fees payable by LYP to ERA under the Agreement are less than the higher of either HK$10,000,000 or 3% of the net tangible assets of the Group, no shareholder approval is required and the Agreement is being disclosed in accordance with Rule 14.25(1) of the Listing Rules.

The directors of TVB, including the independent non-executive directors, consider that the terms of the Agreement are fair and reasonable and in the interests of the shareholders of TVB, and the Agreement is entered into in the ordinary and usual course of business and on normal commercial terms. Details of the Agreement will be included in the next published annual report and accounts of TVB pursuant to Rule 14.25(1) of the Listing Rules during the continuance of the Agreement.

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By Order of the Board
Ho Chan Fai
Company Secretary

Hong Kong, 2 April 2004